January 24, 2012

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kieran Brown

Christina DiAngelo

Re:	Nuveen Virginia Premium Income Municipal Fund

(the “Registrant” or “Acquiring Fund”);

File No. 333-178341

To The Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to the undersigned on January 4, 2012 with respect to the Registrant’s Registration Statement filed on December 6, 2011 on Form N-14 relating to the issuance of common and preferred shares in connection with the proposed reorganizations (each, a “Reorganization” and collectively, the “Reorganizations”) of Nuveen Virginia Dividend Advantage Municipal Fund and Nuveen Virginia Dividend Advantage Municipal Fund 2 (each, an “Acquired Fund” and collectively, the “Acquired Funds”) into the Acquiring Fund. The Acquiring Fund and Acquired Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response:    The Registrant believes that the Acquiring Fund will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

(2)	Comment: Please explain how combining the Funds will provide the combined fund with the ability to invest in a more diverse pool of securities as stated in the Answer to the Question “How will preferred shareholders be impacted by the Reorganizations?” in the Q&A Section.

Securities and Exchange Commission

January 24, 2012

Response:    For the information of the staff, the Registrant notes that combining the Funds will provide a larger asset base for the portfolio manager of the combined fund to invest, which, in turn, will permit the combined fund to invest in a larger number of securities, consistent with its investment policies, and thereby allow for greater diversification in comparison to the Funds’ current investments.

(3)	Comment: Please confirm that, in the statement “it is not expected that any significant portfolio sales will occur in connection with the Reorganizations (less than 5% of an Acquired Fund’s assets),” the disclosure “less than 5% of an Acquired Fund’s assets” applies to each Acquired Fund individually.

Response:    The Registrant confirms that the phrase “less than 5% of an Acquired Fund’s assets” applies to each Acquired Fund individually.

(4)	Comment: Please add disclosure as to who will bear the Reorganization costs if (i) the Reorganizations are not approved and (ii) the actual Reorganization costs are greater than the expected costs savings of the Funds during the first year following the Reorganizations.

Response:    The Registrant has revised the disclosure to clarify that the Funds will pay the Reorganization costs whether or not the Reorganizations are consummated.

(5)	Comment: In the “Comparison of the Acquiring Fund and Each Acquired Fund” Section, please confirm the Asset Coverage Ratio for 2011 for each Fund.

Response:    The Registrant has revised the disclosure in response to the staff’s comment.

(6)	Comment: Please explain, or revise as necessary, the statements that the management fee rate paid by the combined fund is expected to be lower than the management fee rates of the Acquiring Fund and each Acquired Fund, considering that in the “Comparative Fee Table,” the Combined Fund Pro Forma fee rate is higher than that of the Acquiring Fund.

Response:    For the information of the staff, the Registrant notes that the management fees shown in the Comparative Fee Table are computed as a percentage of net assets attributable to common shares, in accordance with the requirements of Form N-14. The effective management fees, on the other hand,

Securities and Exchange Commission

January 24, 2012

are computed as a percentage of assets attributable to common shares and MTP Shares, which management believes is a more meaningful comparison. The Registrant believes that the statements that the combined fund’s effective management fee rate is expected to be lower than the effective management fee rates of the Acquiring Fund and each Acquired Fund are accurate and, therefore, has not modified the disclosure.

(7)	Comment: Please confirm whether the phrase “excluding the costs of leverage” should be included in each instance where it is disclosed that the Reorganizations will result in lower operating expenses.

Response:    The Registrant has revised the disclosure in response to the staff’s comment.

(8)	Comment: Please revise the “Pro Forma Financial Information” Section as requested via the email sent on January 4, 2012.

Response:    The Registrant has made the requested revisions.

(9)	Comment: Please explain why the Board considered potential benefits to Nuveen Fund Advisors and its affiliates as part of the Board’s deliberations.

Response:    For the information of the staff, the Adviser presented this information to the Board so that the Board could consider whether the Reorganizations presented any conflicts of interest. This would include an assessment of whether the Adviser may benefit from the proposal. In addition, if there were any benefits, the Board would also have the opportunity to consider whether any adjustment to the Adviser’s fees would be appropriate in light of such benefits.

(10)	Comment: Please discuss whether or not the Board considered a Reorganization with a fund outside of the Nuveen Funds complex.

Response:    The discussion of the considerations of the Board included in the Proxy Statement/Prospectus is based on the written record contained in the minutes. Based on the written record, the Board did not consider a reorganization with an unaffiliated fund complex. The proposed Reorganizations were presented to the Board to address an overlap in closed-end fund product offerings by the fund complex. Accordingly, the Adviser recommended the consolidation of the Funds to simplify its product offerings and to provide potential benefits to shareholders as a result of efficiencies arising from the larger size of the combined fund.

Securities and Exchange Commission

January 24, 2012

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7796.

Sincerely,

/s/Abigail J. Murray

Appendix A

NUVEEN VIRGINIA PREMIUM INCOME MUNICIPAL FUND–

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, Inc. (“Nuveen Fund Advisors” or the “Adviser”), Nuveen Virginia Dividend Advantage Municipal Fund (“Dividend Advantage”) and Nuveen Virginia Dividend Advantage Municipal Fund 2 (“Dividend Advantage 2”) (each, an “Acquired Fund” and collectively, the “Acquired Funds”) and Nuveen Virginia Premium Income Municipal Fund (“Acquiring Fund,” and collectively with the Acquired Funds, the “Funds”), believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Funds for the reasons discussed below.1

Investment Advisers; Portfolio Management

Nuveen Fund Advisors is the investment adviser to each Fund, and Nuveen Asset Management, LLC is the sub-adviser to each of the Funds. In addition, Thomas C. Spalding became the portfolio manager for each Fund in January 2011. Prior thereto, Cathryn Steeves served as portfolio manager for each Fund.

Expense Structures and Expense Ratios

The expense structures of the Funds are similar. It is intended that the reorganizations would result in lower operating expenses per common share (excluding costs of leverage) from greater economies of scale as the combined fund’s size will result in a lower effective management fee rate and allow fixed operating expenses to be spread over a larger asset base. To the extent that there are any differences in the Funds’ advisory fee schedules, the combined fund’s advisory fee schedule will be that of the Acquiring Fund.

Investment Objective, Policies and Restrictions

Although the Funds have similar (but not identical) investment objectives, policies and restrictions, to the extent that there are any differences, the combined fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition

Because the surviving fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund, the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

Asset Size

As of May 31, 2011, the Acquiring Fund had approximately $130 million in net assets applicable to common shares, Dividend Advantage had approximately $43 million in net assets applicable to common shares and Dividend Advantage 2 had approximately $81 million in net assets applicable to common shares. The significantly larger size of the Acquiring Fund relative to each Acquired Fund supports the use of the Acquiring Fund as the survivor for accounting and performance reporting purposes.

[1]

See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (“NAST”) (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

In terms of the structure of the transaction, each Acquired Fund will contribute all of its assets and liabilities to the Acquiring Fund in exchange for shares of the Acquiring Fund. Each Acquired Fund will liquidate following the distribution of the Acquiring Fund shares to its respective shareholders. An analysis of the NAST Factors is consistent with this structure and result. All five NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganization.